SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 11-K

Annual Report Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Commission File Number 000-19517

Title of Plan

THE BON-TON STORES, INC.

RETIREMENT CONTRIBUTION PLAN

Issuer of the securities held pursuant to the Plan

THE BON-TON STORES, INC.

2801 East Market Street

York, Pennsylvania 17402

(717) 757-7660

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

The Bon-Ton Stores, Inc. Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 24, 2014

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets

Receivables:
Employer contributions	$1,523,532	$2,046,033
Notes receivable from participants	7,269,945	7,219,490

	8,793,477	9,265,523

Participant-directed investments at fair value	293,426,556	264,653,917

Total Assets	302,220,033	273,919,440

Liabilities

Accrued expenses	216,976	105,934

Total Liabilities	216,976	105,934

Net Assets Available for Benefits at Fair Value	302,003,057	273,813,506

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(204,431)	(883,883)

Net Assets Available for Benefits	$301,798,626	$272,929,623

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Contributions

Employer	$1,523,532	$2,046,033
Participants	18,335,417	18,102,626
Rollovers	940,520	642,092

Total Contributions	20,799,469	20,790,751

Investment Income

Net appreciation in fair value of participant-directed investments	42,448,370	38,232,069
Interest and dividends	4,297,903	3,957,308

Net Investment Income	46,746,273	42,189,377

Benefit Payments and Withdrawals	(37,831,691)	(30,928,533)

Administrative Expenses	(845,048)	(207,841)

Net Increase	28,869,003	31,843,754

Net Assets Available for Benefits - Beginning of Year	272,929,623	241,085,869

Net Assets Available for Benefits - End of Year	$301,798,626	$272,929,623

See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Description of Plan

The following brief description of The Bon-Ton Stores, Inc. Retirement Contribution Plan, hereafter referred to as the “Plan,” is provided solely for general information purposes.  Participants should refer to the Plan document for more complete information.

General

The Plan is a contributory defined contribution plan covering substantially all employees of the following subsidiaries of The Bon-Ton Stores, Inc. (the “Company”):  The Bon-Ton Department Stores, Inc. (the Plan sponsor and administrator); McRIL, LLC; Carson Pirie Scott II, Inc.; and Bon-Ton Distribution, Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In 2012, the Plan was amended to allow for a triennial automatic deemed deferral election of 3% of an eligible participant’s total eligible compensation in conjunction with his or her annual increase related to the performance review process, if the participant is not deferring at least 1% of his or her compensation.  Additionally, effective December 3, 2012, Wells Fargo Bank, N.A. (“Wells Fargo”) was named as the directed trustee/custodian and recordkeeper for the Plan.  Consequently, all Plan assets were transferred to Wells Fargo as of that date.  In conjunction with the transfer, the unitized Company stock fund was permanently closed to transfers or contributions to the fund. Additionally, Plan investments in certain mutual funds were replaced with a different investment class of the same mutual fund and Plan investments in the common/collective funds that participated in a securities lending program sponsored by State Street Bank and Trust Company were replaced with non-lending classes of the respective funds.  These changes were effected to achieve a reduced expense ratio for the various funds.  Other Plan investments were not changed and were transferred to Wells Fargo in-kind.

Participation

Employees who are at least eighteen years of age may participate in the Plan.  Benefit-status employees are permitted to make participant contributions to the Plan commencing on the first day of the month following completion of three full months of benefit status service.  Non-benefit status employees are permitted to make participant contributions to the Plan commencing on the first day of the month following completion of one full year of service and 1,000 service hours; if such employees do not achieve 1,000 hours within the first year of employment, they may commence participant contributions to the Plan on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date.  The Plan has an automatic-enrollment feature in which an employee who has not deferred at least 1% of his or her compensation shall be deemed to have elected a salary deferral in an amount equal to 3% of his or her pre-tax compensation unless the employee makes an election to the contrary within such time period as established by the Plan administrator.  The Plan also provides for an annual deferral rate escalator in connection with employee annual performance reviews and merit salary increases.  Employees deferring between 1% and 5% have their annual salary deferral increased by 1%, up to a maximum of 6%, unless they make an election to the contrary.  Highly compensated employees (discussed below in ‘Participant Contributions’) are excluded from the provisions of the annual deferral rate escalator.

Notes to Financial Statements

December 31, 2013 and 2012

All participating employees are eligible for the Plan’s discretionary contributions (which include (1) base employer matching contributions, (2) additional employer matching contributions and (3) retirement contributions) on the first day of the month following completion of one full year of service and 1,000 service hours.  If employees do not achieve 1,000 hours within the first anniversary year of employment, they will be eligible for the Plan’s employer matching contributions and retirement contributions on the first day of the Plan year (January 1) following completion of 1,000 service hours.

Service Rules

Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

Participant Contributions

Eligible employees may elect to make basic contributions from 1% to 50% of their compensation.  The Plan has additional limitations on pre-tax contributions for highly compensated participants.  For the Plan years 2013 and 2012, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $115,000 and $110,000 in 2012 and 2011, respectively.  All participant contributions are subject to certain limitations dictated by the Internal Revenue Code (“IRC”).

Employer Contributions

The Plan’s discretionary employer matching and retirement contributions are made subsequent to the close of the Company’s fiscal year.  Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the IRC.  Participants must meet certain eligibility requirements to receive an allocation of the Plan’s employer matching and retirement contributions.

Base and additional employer matching contributions are made only on participant pre-tax salary deferrals up to 6% of annual compensation.  For the Plan year ended December 31, 2013, the Company’s base employer matching contribution, determined based upon years of service, was 10% of eligible pre-tax salary deferrals for participants with 1-4.9 years of service, 11% for participants with 5-14.9 years of service, 13% for participants with 15-24.9 years of service and 16% for participants with 25 or more years of service. For the Plan year ended December 31, 2012, the Company’s base employer matching contribution, determined based upon years of service, was 10% of eligible pre-tax salary deferrals for participants with 1-4.9 years of service, 15% for participants with 5-14.9 years of service, 20% for participants with 15-24.9 years of service and 25% for participants with 25 or more years of service.

Retirement contributions are allocated based upon an eligible participant’s compensation using the ratio which the participant’s compensation for the Plan year plus the participant’s compensation in excess of 40% of the Social Security Taxable Wage Base for the Plan year bears to the total compensation for the Plan year of all eligible participants.  The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant’s compensation for the Plan year plus the participant’s compensation over 40% of the Social Security Taxable Wage Base for the Plan year rounded to the nearest $100.  The Company made no retirement contribution to the Plan for the Plan years ended December 31, 2013 and 2012.

Notes to Financial Statements

December 31, 2013 and 2012

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of:  (a) the employer’s contributions, (b) Plan earnings or losses (including unrealized appreciation or depreciation of investments), (c) a prorated portion of investment revenues received from investment companies by the recordkeeper of the Plan on behalf of the Plan pursuant to a revenue reimbursement agreement (for the 2012 Plan year, participant accounts were eligible to be credited with a prorated portion of the balance of unexpended investment revenues received pursuant to a revenue reimbursement agreement), (d) a prorated portion of the balance in the forfeiture suspense account, which contains forfeitures of the non-vested portion of terminated participants’ accounts, and, beginning in 2013, (e) a prorated portion of the balance of unexpended asset-based fees charged to the Plan and accumulated in a Plan Expense Reimbursement Account (“PERA”) to pay Plan expenses. Allocations of Plan earnings or losses are based on participants’ account balances during the valuation period.  Fees relating to early redemption and investment advice are charged to the accounts of those participants incurring such transactions or seeking such services and are included in benefit payments and withdrawals in the statements of changes in net assets available for benefits.  Other administrative expenses charged to the Plan are allocated based on participants’ account balances.  Investment revenues and unexpended asset-based fees collected are allocated to participant accounts on a pro-rata basis as of the date of allocation.  Forfeitures allocated to participant accounts are allocated on the same basis as employer matching contributions.  The unallocated forfeiture balances as of December 31, 2013 and 2012 were approximately $92,000 and $160,000, respectively.  For the 2013 and 2012 Plan years, approximately $63,000 and $97,000, respectively, of forfeitures were used to reduce employer contributions.  The unexpended asset-based fee balance as of December 31, 2013 was approximately $390,000.  The unexpended investment revenue balance as of December 31, 2012 was approximately $104,000.  These unexpended amounts are included in the participant-directed investment balances reported in the statements of net assets available for benefits for each respective year.  (See ‘Administrative Expenses’ within Note 2 for further detail regarding the use of these funds for payment of Plan expenses.) During the 2013 Plan year, approximately $7,000 of unexpended investment revenues was credited to participant accounts; there was no similar crediting of unexpended asset-based fees during the period.  During the 2012 Plan year, there were no unexpended investment revenues credited to participant accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of a participant’s account.

Participant-Directed Investments

Investment of the participants’ and the Company’s contributions, both matching and retirement, are allocated at the direction of the participant.  If the participant fails to provide such direction, all contributions are automatically invested in the Target Date fund appropriate for the participant’s expected age of retirement (age 65).

Vesting

Participants are fully vested as to their own contributions and earnings or losses thereon.  With regard to employer matching contributions and earnings or losses thereon, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service.  For Plan years beginning on or after January 1, 2007, retirement contributions cliff vest, with 100% vesting after three years of service.  For Plan years beginning on or before

Notes to Financial Statements

December 31, 2013 and 2012

January 1, 2006, retirement contributions cliff vest, with 100% vesting after five years of service.

Notes Receivable from Participants

Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance.  Participants may only have two loans outstanding at any time, with total borrowings limited to $50,000.  In no event can the participant borrow less than $1,000.

Loans are for a period not to exceed five years and bear a reasonable rate of interest.  Loans are considered in default at the end of a quarter following the quarter in which a participant fails to make timely payments.  Interest will continue to accrue on the outstanding loan balance.  In the event of default, outstanding participant loan balances are reported as taxable distributions to the participant.  The outstanding defaulted loan amount may be repaid to the Plan on an after-tax basis.  Certain participant loans rolled over from the Saks Incorporated (“Saks”) 401(k) Plan (effective March 5, 2006 upon completion of the Company’s acquisition of the Northern Department Store Group from Saks) and the Belk, Inc. (“Belk”) 401(k) Plan (effective October 29, 2006 upon completion of the Company’s purchase of assets in connection with four Parisian department stores from Belk) have longer repayment periods as these loans were used to acquire a principal residence.  Participant notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Participants may withdraw pre-tax contributions at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan.  After-tax employee or rollover contributions may be withdrawn at any time.

Upon termination of employment, participants are entitled to receive the entire vested portion of their account balance.  Participants with a vested account balance that exceeds $1,000 may elect to have their vested account balance distributed, provided the distribution is made in a manner consistent with and satisfies all notice and consent requirements of the IRC.  Unless otherwise elected, participants with a vested account balance not exceeding $1,000 will receive a distribution of their vested account balance, paid in a single lump sum, regardless of whether they consent to receive said distribution.

In the event of disability of a participant before termination of employment, the entirety of a participant’s account becomes 100% vested.  In the event of death of a participant before termination of employment, the entirety of a participant’s account becomes 100% vested and is fully distributed to a beneficiary as defined.  Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Notes to Financial Statements

December 31, 2013 and 2012

Fully Benefit-Responsive Investment Contracts

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting — Defined Contribution Pension Plans (“ASC 962”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts through a collective trust.  As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

At December 31, 2013 and 2012, the Plan’s investments in the Union Bond & Trust Company Morley Stable Value Fund include fully benefit-responsive investments stated at fair value.  Contract value is equal to principle balance plus accrued interest.  The average yield and interest crediting rates were 1.25% and 1.17%, respectively, in 2013 and 0.87% and 1.42%, respectively, in 2012.  Fully benefit-responsive investment contracts in which the Plan invests provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero, the shortfall required to maintain the interest crediting rate at zero will be paid by the issuers of the contract.  This ensures that participants’ principal and accrued interest is protected.  Key factors that influence future interest crediting rates for a fully benefit-responsive investment contract include (1) the level of market interest rates, (2) the amount and timing of participant contributions, transfers and withdrawals, (3) the returns generated by the investments, typically bonds, that back the contract and (4) the duration of the underlying investments backing the contract.  Interest crediting rates are typically reset on a monthly basis.

Certain events, if material, may limit the ability of the Plan to transact at contract value with the issuer.  Such events include Plan termination or premature termination of the contracts by the Plan.  Management of the Plan does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

There are limited circumstances under which the issuer of the contract may unilaterally terminate the contract.  Such events include short notice of the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the issuer could terminate the contract at the fair value of the underlying investments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results may differ from those estimates.

Notes to Financial Statements

December 31, 2013 and 2012

Participant-Directed Investments

Participants have the option to invest their contributions and employer contributions in various investments.

Participants may also elect to invest in a self-managed account.  This investment option allows participants to invest their funds into most securities available on the open market for certain additional fees associated with the self-management.

The Plan’s investments are stated at fair value.  Refer to Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis and is included in the investment balance.  Dividends are recorded on the ex-dividend date.  Realized gains and losses are recorded using the average cost method.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets.  Administrative expenses are recorded when incurred.  Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents and recordkeepers as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Beginning in 2013, investment revenues received from the recordkeeper of the Plan on behalf of the Plan pursuant to a revenue reimbursement agreement are allocated to participant accounts when received. In prior years these revenues were accumulated in the PERA and used to pay Plan expenses; only the balance of the unexpended investment revenues was available for allocation to participant accounts.  Additionally, beginning in 2013, participant accounts are charged a 36 basis-point asset-based annual fee, which is accumulated in the PERA and used to pay Plan expenses.  The PERA agreement provides that fees collected are to be used for payment of Plan expenses within a maximum two-year period of availability, after which time unexpended amounts are required to be distributed to participant accounts.  For the 2013 Plan year, approximately $918,000 of asset-based fees collected in the trust was used to pay administrative expenses.  For the 2012 Plan year, approximately $263,000 of investment revenues allocated to the trust was used to pay administrative expenses.  In addition, pursuant to the practices of the Plan’s previous recordkeeper, for the 2012 Plan year approximately $812,000 of investment revenues was used to pay administrative expenses prior to being allocated to the trust by the recordkeeper and, as such, was not included in administrative expenses in the statement of changes in net assets available for benefits for said year.

Notes to Financial Statements

December 31, 2013 and 2012

Payment of Benefits

Benefit payments to participants are recorded when paid.

Note 3 - Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value and establishes a framework for measuring fair value.  ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value.  Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs based on the Plan’s own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of valuation methodologies used for fair value measurement of the Plan’s participant-directed investments:

•            Mutual funds — Valued at the net asset value, based on quoted prices, of shares held by the Plan at year-end.

•            Common/collective funds — Valued at the net value of participation units held by the Plan at year-end.  The value of these units is determined by the trustee of the Plan based on the current market values of the underlying assets of the common/collective fund as based on information reported by the investment advisor using the audited financial statements of the respective common/collective fund at year-end.  Participant transactions (purchases and sales) may occur daily.  (Further information regarding the common/collective funds may be obtained from their audited financial statements.)

•            Common stock fund — Refer to Note 5 for a description of the valuation methodology.

•            Common stocks — Valued at the closing price reported on the active market on which the security is traded.

•            Self-directed brokerage accounts — Fair value is based on the underlying investments, principally common stocks and mutual funds of the participant’s choosing.

There have been no significant changes in the valuation methodologies used during the years ended December 31, 2013 and 2012.

The valuation methods described above may generate a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While management of the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

Notes to Financial Statements

December 31, 2013 and 2012

The following table presents by level, within the fair value hierarchy, the Plan’s participant-directed investments at fair value as of December 31, 2013:

	Participant-Directed Investments at Fair Value
	as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced fund	$17,309,894	$—	$—	$17,309,894
Blend funds	53,613,065	—	—	53,613,065
Fixed income funds	19,816,104	—	—	19,816,104
Growth fund	23,098,348	—	—	23,098,348
Value fund	17,652,423	—	—	17,652,423
Common/collective funds:
Index fund	—	21,126,779	—	21,126,779
Lifecycle funds	—	95,469,295	—	95,469,295
Stable value fund	—	36,913,678	—	36,913,678
Common stock fund	8,273,956	—	—	8,273,956
Self-directed brokerage accounts	153,014	—	—	153,014

Total participant-directed investments at fair value	$139,916,804	$153,509,752	$—	$293,426,556

The following table presents by level, within the fair value hierarchy, the Plan’s participant-directed investments at fair value as of December 31, 2012:

	Participant-Directed Investments at Fair Value
	as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced fund	$13,759,684	$—	$—	$13,759,684
Blend funds	42,032,243	—	—	42,032,243
Fixed income funds	22,940,000	—	—	22,940,000
Growth fund	17,761,331	—	—	17,761,331
Value fund	14,005,879	—	—	14,005,879
Common/collective funds:
Index fund	—	17,225,390	—	17,225,390
Lifecycle funds	—	80,906,710	—	80,906,710
Stable value fund	—	46,966,609	—	46,966,609
Common stock fund	8,934,875	—	—	8,934,875
Self-directed brokerage accounts	121,196	—	—	121,196

Total participant-directed investments at fair value	$119,555,208	$145,098,709	$—	$264,653,917

Notes to Financial Statements

December 31, 2013 and 2012

Note 4 — Participant-Directed Investments

The following participant-directed investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2013		2012

Morley Stable Value Fund:
At Fair Value	$36,913,678		$46,966,609
At Contract Value	36,709,247		46,082,726

SSgA Target Maturity Fund 2020	33,112,070		28,342,654

SSgA Target Maturity Fund 2030	27,638,734		22,281,647

Ridgeworth Small Cap Value Equity	25,489,975		20,182,972

Mainstay Large Cap Growth	23,098,348		17,761,331

SSgA S&P 500 Index Fund	21,126,779		17,225,390

SSgA Target Maturity Fund 2040	18,628,448		15,199,785

Allianz NFJ Dividend Value	17,652,423		14,005,879

American Funds Balanced Fund	17,309,894		13,759,684

PIMCO Total Return Admin Fund	13,698,858	*	15,597,960

* Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2013.  Presented for comparative purposes only.

The net appreciation in fair value of participant-directed investments consists of the following for the years ended December 31:

	2013	2012

Mutual funds	$20,002,205	$11,445,125
Common/collective funds	19,354,015	11,882,120
Common stock fund	3,063,947	14,780,329
Self-directed brokerage accounts	28,203	124,495
Net appreciation in fair value of participant-directed investments	$42,448,370	$38,232,069

Notes to Financial Statements

December 31, 2013 and 2012

Note 5 - Related Party Transactions

The Plan provides participants the election of an investment in The Bon-Ton Stores, Inc.’s common stock through a unitized Company stock fund.  Effective December 3, 2012, the unitized Company stock fund was permanently closed to transfers or contributions to the fund.

As of December 31, 2013, the Plan held 602,063 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $13.74.  As of December 31, 2012, the Plan held 875,540 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $10.20.  Units held as of December 31, 2013 and 2012 were equivalent to 509,480 and 734,776 shares of The Bon-Ton Stores, Inc. common stock, respectively.  Assets held in this fund are expressed in terms of units and not shares of stock.  Each unit represents a proportionate interest in all of the assets of this fund.  The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value.  The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of The Bon-Ton Stores, Inc. common stock, reinvested dividends and interest earned on a percentage of the fund’s market value held in a money market fund.  As of December 31, 2013 and 2012, The Bon-Ton Stores, Inc. common stock fund had a market value of $8,273,956 and $8,934,875, respectively, invested in the unitized Company stock fund.

Dividends received by the Plan for units of The Bon-Ton Stores, Inc. common stock fund totaled $86,525 and $269,885 for the years ended December 31, 2013 and 2012, respectively.

In 2012, during the normal operation of the unitized Company stock fund, an operational loss was incurred by the fund in connection with the redemption by the Plan of units in the unitized Company stock fund held by certain Plan participants.  It was determined by an independent fiduciary that the remaining participants in the unitized Company stock fund had, as a result of such redemptions, experienced a significantly greater decline in value than they would have experienced had their accounts directly held shares of Company stock.  Accordingly, the Company determined to make a payment to the Plan to reimburse the remaining unitized Company stock fund participants for the operational loss and adopted the independent fiduciary’s loss calculations to make a $1,952,713 restorative payment to the Plan on December 21, 2012.  The payment was allocated as earnings to the individual accounts of affected participants. This payment was a “restorative payment,” as defined in Section 1.415(c)-1(b)(2)(ii)(C) of the Treasury Regulations, and therefore not subject to the “annual addition” limitations set forth in Section 415(c) of the IRC.

In addition, the Plan issues loans to participants, which are secured by balances in the respective participant accounts.

The above related transactions qualify as party-in-interest transactions.  All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

Note 6 - Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Notes to Financial Statements

December 31, 2013 and 2012

Note 7 - Income Tax Status

The Plan obtained its latest determination letter on July 6, 2010, indicating that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a).  The Plan’s management believes that subsequent amendments have not affected the Plan’s qualifications and that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (“IRS”).  As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2013 and 2012 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.  The Plan administrator has received notification from the IRS that it has completed its reviews such that the Plan is no longer subject to income tax examination for years prior to 2011.

Note 8 - Reconciliation of Financial Statements

The following is a reconciliation of total assets on the financial statements to the Form 5500 as of December 31:

	2013	2012

Total assets on the financial statements	$302,220,033	$273,919,440
Adjustment from fair value to contract value	(204,431)	(883,883)
Total assets on the Form 5500	$302,015,602	$273,035,557

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Employer Identification Number:  23-1269309

Plan Number:  003

Form 5500-Schedule H-Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ($)	(e) Current Value ($)

*	Bon-Ton Stores, Inc. Common Stock Fund	Common Stock Fund - Common Stock	N/A	8,273,956
	Union Bond & Trust Company Morley Stable Value Fund - Contract Value	Common/Collective Fund	N/A	36,709,247	**
	SSgA S&P 500 Index Fund	Common/Collective Fund	N/A	21,126,779
	SSgA Target Maturity Fund 2010	Common/Collective Fund	N/A	10,227,123
	SSgA Target Maturity Fund 2020	Common/Collective Fund	N/A	33,112,070
	SSgA Target Maturity Fund 2030	Common/Collective Fund	N/A	27,638,734
	SSgA Target Maturity Fund 2040	Common/Collective Fund	N/A	18,628,448
	SSgA Target Maturity Fund 2050	Common/Collective Fund	N/A	4,397,695
	Target Maturity Fund Lifetime Income	Common/Collective Fund	N/A	1,465,225
*	Participant Loans	Interest Rates Ranging from 4.25% to 9.25%	0	7,269,945
	Allianz NFJ Dividend Value	Mutual Fund	N/A	17,652,423
	American Funds Balanced Fund	Mutual Fund	N/A	17,309,894
	American Funds EuroPacific	Mutual Fund	N/A	14,438,078
	Mainstay Large Cap Growth	Mutual Fund	N/A	23,098,348
	PIMCO Total Return Admin Fund	Mutual Fund	N/A	13,698,858
	Ridgeworth Small Cap Value Equity	Mutual Fund	N/A	25,489,975
	Vanguard Extended Market Index	Mutual Fund	N/A	6,181,679
	Vanguard Total Bond Market Index	Mutual Fund	N/A	6,117,246
	Vanguard Total International Stock	Mutual Fund	N/A	7,503,333
	Self-Directed Brokerage Account - Numerous Issues	Self-Directed Brokerage Account	N/A	153,014

		Total Investments		300,492,070

* Represents a party-in-interest investment.
** Union Bond & Trust Company Morley Stable Value Fund fair value is $36,913,678.
N/A Historical cost has not been presented, as this investment is participant directed under an individual account plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

	By:	The Bon-Ton Department Stores, Inc.
Plan Administrator

	By:	/s/ Paul A. Cortese
Paul A. Cortese
Senior Vice President—Compensation, Benefits and HRIS

Date: June 24, 2014

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of KPMG LLP